
July 10, 2017

Stanley Soper
Senior Vice President and Chief Legal Officer
Nutraceutical International Corporation
1400 Kearns Boulevard, 2nd Floor
Park City, UT 84060

> **Re: Nutraceutical International Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 20, 2017**
> **File No. 000-23731**

Dear Mr. Soper:

We have limited our review of the filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.   In light of the disclosed relationships between HGGC and the company, please provide us an analysis explaining why Rule 13e-3 does not apply to the merger transaction.

Background of the Merger, page 31

2.   We note your disclosure in the first paragraph under the heading indicating that HGGC contacted the company to discuss potential strategic transactions during the two years preceding the execution and delivery of the merger agreement. In light of the disclosed relationships between HGGC and certain members of the Board and senior management, please revise to discuss each such contact, including identification of the

HGGC and company representatives participating in the discussion(s) and the nature of the potential strategic transaction(s) discussed. Refer to Regulation M-A, Item 1005(c).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: David S. Huntington